CIBC World Markets	CIBC WORLD MARKETS PLC Cottons Centre Cottons Lane London, England SE1 2QL Tel: 44 (0)20 7234 4127 Fax: 44 (0)20 7407 4127

7th November 2002

Dear Sirs

Facilities Agreement dated 18 April 2000 as amended and restated on 20 June 2000 and made between Trench Electric Holding B.V. (as Parent) (1), the Companies listed in Schedule II thereto (as Original Borrowers) (2), the Companies listed in Schedule III thereto (as Guarantors and Charging Companies) (3), CIBC World Markets Plc, Barclays Bank PLC, Credit Lyonnais and NM Rothschild & Sons Limited (as Banks) (4), CIBC World Markets Plc (as Arranger) (5), CIBC World Markets Plc (as Issuing Bank) (6), CIBC World Markets Plc (as Agent) (7), Canadian Imperial Bank of Commerce (as Canadian Lender) (8) and CIBC World Markets Plc (as Security Agent) (9), as further amended from time to time, including without limitation by a side letter dated 29 November 2000, a side letter dated 12 January 2001, a side letter dated 12 july 2001, a side letter dated 7 March 2002, a side letter dated 9 September 2002 and a side letter dated on or about the date hereof (the “Facilities Agreement”)

We refer to the above Facilities Agreement and to the Trench Group Bank presentation dated 30 May 2002 (the “Presentation”).

Unless a contrary intention appears, terms and expressions defined in the Facilities Agreement shall have the same meanings when used in this letter and references to clauses and schedules in this letter are references to clauses and schedules of the Facilities Agreement.

We are writing this letter to you in your capacity as Parent (including as agent for all of the Obligors) in our capacity as Agent.

1.	Amendments

Subject to paragraph 3 (Conditions), the Facilities Agreement shall be amended with effect from the date of this letter as follows:

(a)	Clause 1.1 (Definitions) shall be amended by the insertion of the following definitions, in alphabetical order:

““Presentation 1” the presentation by the Group to the Banks dated 22 November 2000;”

““Presentation 2” the presentation by the Group to the Banks dated 30 April 2001;”

““Shanghai Factory Disposal Proceeds” the proceeds from the disposal by the Shanghai Joint Venture of its plant and land at 427 Juman Road, Shanghai, 200023, China;”

(b)	Clause 15.9(a) (Capital Expenditure) shall be amended by the deletion of the third and fourth paragraphs and the insertion in their place of the following;

“Provided that, in relation to the Capital Expenditure limits attributable to Shanghai-Base in column (2) of the table appearing in Schedule VIII (Capital Expenditure Projections) only:

(a)	the limits specified in such column for the periods ending 31/12/2004, 31/12/2005 and 31/12/2006 shall be reduced in that order by the amount (up to a maximum of US$1,190,000) by which the Shanghai Factory Disposal Proceeds exceed US$2,000,000; and

(b)	100% of such limits (as may be adjusted pursuant to paragraph (a) above) for the periods ending 31/12/2003, 31/12/2004, 31/12/2005 and 31/12/2006 and not utilised in such periods may be carried forward for one period only and added to the Capital Expenditure limit for the next such period in column (2) of such table. Any amount so carried forward shall be treated as utilised first by the Group in that period.

For the purposes of this clause 15.9(a) (Capital Expenditure) and Schedule VIII (Capital Expenditure) “Shanghai-Base” and “Shanghai-Expansion” shall constitute that Capital Expenditure as outlined in such terms in Presentation 2 and, in the case of “Shanghai-Base” only shall also include the Capital Expenditure contemplated in the presentation by the Group to the Banks dated 30 May 2002”

(c)	Clause 17.1(h) (Financial Covenants) shall be amended by the deletion of the words “(parts 1 &2)” at the end of that paragraph;

(d)	Clause 17.2(b) (Testing of Covenants) shall be amended by the deletion of the words “and (c)” in the last sentence of the first paragraph to that clause and the insertion in their place of the words “, (c), (e), (f), (g) and (h)”;

(e)	Clause 17.3 (Definitions):

(i)	The following definition of “Coil Technology Licence Proceeds” shall be inserted after the definition of “Adjusted Consolidated Net Worth”:

““Coil Technology Licence Proceeds” all gross amounts received under a Line Trap Technology Head-Licence Agreement, a Shunt Reactor Technology Head-Licence Agreement and a Series Reactor Technology Head-Licence Agreement, each dated 16 April 2002 and made between, amongst others, Trench Limited (as Licensor) and Shanghai Instrument Transformer Works Co Ltd (as Licensee);” ;

(ii)	The following amendments shall be made to the definition of “Consolidated Cash Flow”:

(1)	the word “of” at the end of the first line of paragraph (b) shall be deleted and replaced with “,”;

(2)	the words “or, in respect of Capital Expenditure by the Shanghai Joint Venture, equity contributions in the Shanghai Joint Venture by Shanghai Instrument Transformer Works Co Ltd” shall be inserted at the end of paragraph (b);

(3)	the words “save to the extent netted off against Capital Expenditure under paragraph (b)” shall be inserted at the end of paragraph (f);

(iii)	The following paragraph and proviso shall be inserted at the end of the definition of “Consolidated EBITDA”:

“(i) excluding, to the extent otherwise included above and subject to the proviso below, Coil Technology Licence Proceeds;

Provided that the Parent may include in EBITDA for any quarter (without double counting) Coil Technology Licence Proceeds which when aggregated with all other Coil Technology Licence Proceeds so included in respect of all other quarters in the same Accounting Reference Period shall not exceed the amount specified below for that Accounting Reference Period:

Accounting Reference Period ending on:	Amount
31 December 2002	US$	5,000,000
31 December 2003	US$	1,000,000
31 December 2004	US$	1,250,000
31 December 2005	US$	1,250,000
31 December 2006	US$	1,500,000

and provided further that any portion of such amount not included in Consolidated EBITDA for the Accounting Reference Period specified above (the “Carried Forward EBITDA Allowance”) may be carried forward for one period only and added to the amount specified for the next Accounting Reference Period. Any Coil Technology Licence Proceeds included in Consolidated EBITDA for that next Accounting Reference Period shall be attributed to the Carried Forward EBITDA Allowance first before the amount specified above for that Accounting Reference Period.” ;

(f)	The table in Schedule VIII (Capital Expenditure Projections) shall be deleted and replaced by the table below:

Period (US$ million)	Non	Shanghai
	-Shanghai	-Base	-Expansion
	(1)	(2)	(3)
01/01/2000 to 31/12/2000	5.00	1.53

01/01/2001 to 31/12/2001	4.50 *	1.91	1.70

01/01/2002 to 31/12/2002	4.05	1.16

01/01/2003 to 31/12/2003	4.40	0.82

01/01/2004 to 31/12/2004	4.50	0.19

01/01/2005 to 31/12/2005	4.50	0.50

01/01/2006 to 31/12/2006	4.50	0.50

01/01/2007 to 31/12/2007	4.50

(g)	Schedule XVI (Swiss Reorganisation Expenditure) shall be deleted and replaced by a new Schedule XVI (Swiss Reorganisation Expenditure) in the form set out in the Appendix to this letter.

2.	Consents

Subject to clause 3 (Conditions), the Banks hereby grant the following consents:

(a)	for the purposes of clause 15.4 (Restrictions on disposals), the Shanghai Joint Venture may dispose of its plant and land at 427 Juman Road, Shanghai 200023, China (the proceeds of which being the “Shanghai Factory Disposal Proceeds”);

(b)	for the purposes of clause 9.4(c)(i)(dd) (Disposal Proceeds, Acquisition Agreement Claims and Escrow Monies), the Shanghai Joint Venture may reinvest the Shanghai Factory Disposal Proceeds in plant and equipment for use in its business in China notwithstanding the fact that such assets may be of a different general nature to that of the Shanghai factory disposed;

(c)	for the purposes of clause 15.9(a) (Capital Expenditure), the Shanghai Joint Venture may incur a maximum amount of US$4,700,000 of Capital Expenditure for the purchase of plant and equipment for use in its business in China which shall not be counted towards the Capital Expenditure limits specified in Schedule VIII (Capital Expenditure Projections) (the “Additional Capex”) to the extent that such Additional Capex is funded from the following sources:

(i)	US$980,000 of subscription monies from Trench Limited for the further issue of shares in the Shanghai Joint Venture;

(ii)	US$530,000 of subscription monies from Shanghai Instrument Transformer Works Co Ltd for the further issue of shares in the Shanghai Joint Venture; and

(iii)	the Shanghai Factory Disposal Proceeds, provided that the maximum amount of such proceeds that may be applied towards such Additional Capex shall not exceed US$3,190,000 and such proceeds must be applied in the financial year ending 31 December 2003;

(d)	for the purposes of clause 15.12(c) (Shares, Loan Notes and the Vendor Loans), the Shanghai Joint Venture may issue:

(i)	shares to Trench Limited on receipt of the subscription monies referred to in paragraph 2(c)(i) above; and

(ii)	shares to Shanghai Instrument Transformer Works Co Ltd on receipt of the subscription monies referred to in paragraph 2(c)(ii) above; and

(e)	for the purposes of clause 15.13 (Investments), Trench Limited may invest US$980,000 in the Shanghai Joint Venture by way of subscription monies for further shares in the Shanghai Joint Venture.

3.	Conditions

The amendments and consents contained in this letter are conditional on the following:

(a)	the Shanghai Factory Disposal Proceeds being used or committed to fund Capital Expenditure of the nature referred to in paragraph 2(b) and (c) within 6 months of such disposal or the balance of such monies not so applied or committed at the end of such period being applied in the manner described in clause 9.5 (Application of Prepayment);

(b)	the Shanghai Joint Venture receiving further equity contributions of US$530,000 from Shanghai Instrument Transformer Works Co Ltd and US$980,000 from Trench Limited by 31 December 2002; and

(c)	the Agent receiving within 30 days:

(i)	of the date of this letter, a certified copy of the licence agreements referred to in paragraph 2(a)(i);

(ii)	of the date of the subscriptions, evidence satisfactory to the Agent (acting reasonably) that the subscriptions referred to in paragraph 2(d) have been made; and

(iii)	of the date of the disposal of the Shanghai factory referred to at paragraph 2(a)(ii) above, evidence satisfactory to the Agent (acting reasonably) that such disposal has occurred and as to the amount of the Shanghai Factory Disposal Proceeds.

4.	Confirmation

For the purposes of clause 15.4 (Restrictions on disposals), the Banks confirm that, consistent with the treatment of previous technology licensing arrangements, the licensing by Trench Limited of certain coil technology to Shanghai Instrument Transformer Works Co Ltd on the terms of a Line Trap Technology Head-Licence Agreement, a Shunt Reactor Technology Head-Licence Agreement and a Series Reactor Technology Head-Licence Agreement, each dated 16 April 2002 and made between, amongst others, Trench Limited (as Licensor) and Shanghai Instrument Transformer Works Co Ltd (as Licensee) shall not constitute a disposal.

5.	Preservation of rights

5.1	For the avoidance of doubt no consents or waivers are given under this letter in respect of any other matter or breach of, or other Event of Default or Potential Event of Default under, the Facilities Agreement or any other Senior Finance Document which might result from any other circumstances at any time other than as specifically set out herein.

5.2	The agreement and consents of the Banks contained in this letter shall apply only to the matters specifically referred to herein and are given in reliance upon the information (other than any projections contained in the Presentation) provided to the Agent on behalf of the Group being true, complete and accurate, and such projections being prepared in good faith based upon reasonable assumptions. Such agreement and consents shall be without prejudice to any rights which the Finance Parties may now or hereafter have in relation to any other circumstances or matters other than as specifically referred to herein (and whether subsisting on the date hereof or otherwise) or in relation to any information being other than true, complete and accurate, which rights shall remain in full force and effect.

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

This letter shall be governed by and construed in accordance English law and clause 38 (Governing Law and Jurisdiction) of the Facilities Agreement shall apply mutatis mutandis as if set out in full in this letter.

Yours faithfully

/s/ Nick Burnham

For and on behalf of
CIBC World Markets Plc
in its capacity as Agent
for and on behalf of the Banks

By:	N. Burnham

To:   CIBC World Markets Plc

We confirm our acceptance of and agreement to your letter of 7th Nov. 2002.

For and on behalf of

/s/ M. J. Bissell

Trench Electric Holding B.V.
(for itself and in its capacity as
Parent and agent for each of the Obligors)

Date:	28/11/02

Appendix

Schedule XVI

Swiss Reorganisation Expenditure

Chf' 000's	November 2001 Forecast
	2000	2001	2002	Total
Profit & Loss Write offs:
MIS contract termination	(1,092)	0	0	(1,092)
MIS “Fixed Assets” write off	(2,735)	0	0	(2,735)

	(3,827)	0	0	(3,827)
Consultants/Professional advice	(840)	(1,616)	0	(2,456)
Plant & Machinery write off	(2,500)	0	0	(2,500)
Inventory write off	(1,695)	(1,300)	0	(2,995)
Physical move of Inventory	0	(30)	0	(30)
Trade receivables write off	(1,000)	0	0	(1,000)
Severance/Loyalty Bonus	0	(2,079)	0	(2,079)
Business Disruption etc	0	(2,093)	0	(2,093)

	(9,862)	(7,118)	0	(16,980)
Cash:
MIS contract termination	(70)	(1,022)	0	(1,092)
MIS “Fixed Assets” write off	0	0	0	0

	(70)	(1,022)	0	(1,092)
Consultants/Professional advice	(560)	(1,896)	0	(2,456)
Plant & Machinery Sales	0	180	20	200
Inventory write off	0	0	0	0
Physical move of Inventory	0	0	(30)	(30)
Trade receivables write off	0	0	0	0
Severance/Loyalty Bonus	0	(1,270)	(809)	(2,079)
Business Disruption etc	0	(1,627)	(466)	(2,093)

	(630)	(5,635)	(1,285)	(7,550)